

Ad Fontes Media, Inc. (the "Company") a Colorado Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Ad Fontes Media, Inc.

We have reviewed the accompanying financial statements of the company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
February 1, 2021

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2019	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	698	20,658
Accounts Receivable	275	763
Inventory	1,181	1,181
Total Current Assets	2,154	22,602
Non-current Assets		
Intangible Assets: Patents and Licenses	4,841	15,465
Total Non-Current Assets	4,841	15,465
TOTAL ASSETS	6,995	38,067
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	11,883	11,197
Deferred Revenue	1,085	15,673
Total Current Liabilities	12,967	26,870
TOTAL LIABILITIES	12,967	26,870
EQUITY		
Accumulated Paid in Capital	78,537	198,458
Future Equity Obligations (**See Note 6**)	-	153,090
Dividends Paid	(6,020)	(6,020)
Accumulated Deficit	(78,490)	(334,331)
Total Equity	(5,973)	11,197
TOTAL LIABILITIES AND EQUITY	6,995	38,067

Statement of Operations

	Year Ended December 31,	
	2019	2020
Revenue	18,192	123,715
Cost of Sales	2,920	2,814
Gross Profit	15,272	120,901
Operating Expenses		
Advertising and Marketing	2,200	4,268
Equity Compensation Expense	43,890	116,501
General and Administrative	52,392	252,664
Total Operating Expenses	98,482	373,433
Operating Income	(83,209)	(252,532)
Interest Expense	1,779	3,309
Provision for Income Tax	-	-
Net Income	(84,988)	(255,841)

Statement of Cash Flows

	Year Ended December 31,	
	2019	**2020**
OPERATING ACTIVITIES		
Net Income	(84,988)	(255,841)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	(37)	-
Accounts Payable	11,883	(686)
Inventory	(176)	-
Accounts Receivable	(275)	(488)
Prepaids	(69)	-
Equity Compensation	43,890	116,501
Deferred Revenue	1,085	14,588
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	56,301	129,915
Net Cash provided by Operating Activities	(28,687)	(125,925)
INVESTING ACTIVITIES		
Patents and Licenses	(1,240)	(10,624)
Net Cash provided by Investing Activities	(1,240)	(10,624)
FINANCING ACTIVITIES		
Paid in Capital - Common Stock Issuances	11,080	3,420
Dividends Paid	(2,020)	-
Future Equity Issuances	-	153,090
Net Cash provided by Financing Activities	9,060	156,510
Cash at the beginning of period	21,565	698
Net Cash increase (decrease) for period	(20,867)	19,960
Cash at end of period	698	20,658

Statement of Changes in Shareholder Equity

	Common Stock,		Additional Paid-in		Future Equity Note	Retained	Total Stockholders'
	# of Shares	$0 Par	Capital	Dividends	Issuances	Earnings	Equity
Balance on January 1, 2019	**8,175,000**	**-**	**23,568**	**(4,000)**	**-**	**6,498**	**26,066**
Additional paid in capital	-	-	11,080	-	-	-	11,080
Stock compensation - Stock Options	419,768	-	43,890	-	-	-	43,890
Stock compensation - Warrants	-	-	-	-	-	-	-
Net Income	-	-	-	(2,020)	-	(84,988)	(87,008)
Balance on December 31, 2019	**8,594,768**	**-**	**78,537**	**(6,020)**	**-**	**(78,490)**	**(5,973)**
Additional paid in capital	-	-	3,420	-	-	-	3,420
Issuance of SAFE	-	-		-	153,090	-	153,090
Stock compensation - Stock Options	109,593	-	94,916	-	-	-	94,916
Stock compensation - Warrants	84,648	-	21,585	-	-	-	21,585
Net Income	-	-	-	-	-	(255,841)	(255,841)
Balance on December 31, 2020	**8,789,009**	**-**	**198,458**	**(6,020)**	**153,090**	**(334,331)**	**11,197**

Ad Fontes Media, Inc
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Ad Fontes Media, Inc ("the Company") was formed in Colorado on February 12th. 2018. The company earns revenue via the sale of its Content Analysis Rating Tool, sales and licensing of news rating data, and sales of educational reference tools.

The company will conduct a crowdfunding campaign under regulation CF in the first quarter of 2021.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

a.   the customer simultaneously receives and consumes the benefits as the entity performs;
b.   the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
c.   the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company's performance obligations are to deliver products via mail, provide API access to data, and host speaking/consulting events. The company has deferred revenues of $1K and $15K respectively for cash received for performance obligations that have not been fulfilled as of 2019 and 2020 respectively.

Revenue Source	2019	2020
Product/Merchandise Sales	16,458	47,639
Content Rating Services and Data	-	62,510
Consulting/Speaking Events	1,734	13,534
Total	18,192	123,683

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation - ASC 718-10-50

The company has issued common stock options and warrants to its founders and third parties for services performed that vest over a 1-3 year period. Equity compensation expense for the years ended 2019 and 2020 was $44K and $117K respectively. A summary of the inputs used to determine the expense is below.

Key Inputs of Fair Value Determination of Equity Based Compensation

Input	Weighted Average Value	Fair Value Hierarchy
Fair Value of Underlying Stock	$0.26	Tier 3
Exercise Price	$0	Actual
Years to Maturity	10	Actual
Risk Free Rate	1.11%	Tier 1
Annualized Volatility	50%	Tier 3

Equity Instrument Status

Status	2020
Options granted as of 12/31/20	704,361
Options vested as of 12/31/20	596,835
Options exercised as of 12/31/20	107,526
Warrants granted as of 12/31/20	84,648
Warrants vested as of 12/31/20	84,648
Warrants exercised as of 12/31/20	-

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

Management has considered all recent accounting pronouncements issued. The Company's management believes that these recent pronouncements will not have a material effect on the Company's financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No material related party transactions occurred during 2019 or 2020.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

None.

Debt Principal Maturities 5 Years Subsequent to 2020	
Year	Amount
2021	-
2022	-
2023	-
2024	-
2025	-
Thereafter	-

NOTE 6 - EQUITY

The company has authorized 10,000,000 of common shares with no par value. 8,789,009 shares were issued and outstanding as of 2020.

Future Equity Obligations – The company has entered into several simple agreements for future equity (SAFE) with 3rd party investors. The terms offer the investors a variable number of shares of the company's capital stock in future capital raises at a discount.

NOTE 7- SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 1, 2021, the date these financial statements were available to be issued. The company raised an additional $355k in SAFEs with terms similar to that referenced in Note 6.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.